UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MTGE INVESTMENT CORP.

(Name of Subject Company)

MTGE INVESTMENT CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02504A 104

(CUSIP Number of Class of Securities)

Sean P. Reid

Chief Executive Officer

MTGE Investment Corp.

2 Bethesda Metro Center

12th Floor

Bethesda, MD 20814

(301) 968-9220

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tom Salley, Esq.

Kevin Mills, Esq.

Cooley LLP

1299 Pennsylvania Avenue

NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is MTGE Investment Corp., a Maryland corporation (“MTGE”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to MTGE. The address of MTGE’s principal executive office is 2 Bethesda Metro Center, 12th Floor, Bethesda, MD 20814. The telephone number of MTGE’s principal executive office is (301) 968-9220.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.01 par value per share, of MTGE (“MTGE common stock”). As of May 14, 2018, the second to last full day of trading before the commencement of the offer (as defined below) (i) 45,836,094 shares of MTGE common stock were issued and outstanding (including 38,407 shares of MTGE common stock underlying restricted stock units under the MTGE equity incentive plans), and (ii) 2,200,000 shares of MTGE’s 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (“MTGE Series A preferred stock”), were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

MTGE, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of MTGE are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct wholly owned subsidiary, Mountain Merger Sub Corporation, a Maryland corporation (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Purchaser and Annaly with the Securities and Exchange Commission (the “SEC”) on May 16, 2018, pursuant to which Annaly and the Purchaser have offered to acquire all of the issued and outstanding shares of MTGE common stock.

The terms and conditions of the offer are set forth in Annaly’s prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Annaly has filed on the date hereof with the SEC, and the related letter of election and transmittal, which together constitute the “offer.”

Each holder of MTGE common stock that participates in the offer will receive for each outstanding share of MTGE common stock validly tendered and not validly withdrawn in the offer, consideration in the form of:

•	$9.82 in cash; and

•	0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), together with cash in lieu of any fractional shares of Annaly common stock.

We refer to the above as the “mixed consideration.”

In lieu of receiving the mixed consideration, each holder of shares of MTGE common stock may elect to receive, for each share of MTGE common stock that it holds, (1) $19.65 in cash (we refer to this election as the “all-cash election” and this amount as the “all-cash consideration”) or (2) 1.9037 shares of Annaly common stock, together with cash in lieu of any fractional shares of Annaly common stock (we refer to this election as the

“all-stock election” and this amount as the “all-stock consideration”). The mixed consideration, the all-cash consideration and the all-stock consideration (as applicable) will be paid without interest and less any applicable withholding taxes.

Each holder of MTGE common stock who validly tenders and does not validly withdraw its shares of MTGE common stock in the offer but that does not make a valid election will receive the mixed consideration for its shares of MTGE common stock. MTGE common stockholders who make the all-cash election or the all-stock election will be subject to proration so that approximately 50% of the aggregate consideration in the offer will be paid in shares of Annaly common stock and approximately 50% of the aggregate consideration in the offer will be paid in cash. A more complete description of the proration procedures is described in the prospectus/offer to exchange under the caption “The Offer—Elections and Proration.” The offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2018 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), by and among Annaly, the Purchaser and MTGE. A more complete description of the merger agreement is described in the prospectus/offer to exchange under the caption “Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The purpose of the offer is for Annaly to acquire control of, and ultimately own the entire equity interest in, MTGE. The offer is the first step in Annaly’s plan to acquire all of the issued and outstanding shares of MTGE common stock. If the offer is completed, Annaly intends to consummate promptly following the consummation of the offer, a merger of MTGE with and into the Purchaser, with the Purchaser surviving the merger under the name “MTGE Investment Corp.” (which we refer to as the “merger”). The purpose of the merger is for Annaly to acquire all of the issued and outstanding shares of MTGE common stock that it did not acquire in the offer, as well as each issued and outstanding share of MTGE’s Series A preferred stock. In the merger, each outstanding share of MTGE common stock that was not acquired by Annaly or the Purchaser will be converted into the mixed consideration or, at the election of the holder of such shares, the all-cash consideration or all-stock consideration, subject to proration so that approximately 50% of the aggregate consideration in the merger will be paid in shares of Annaly common stock and approximately 50% of the aggregate consideration in the merger will be paid in cash. In addition, in the merger, each outstanding share of MTGE Series A preferred stock will be automatically converted into the right to receive one newly issued share of Annaly’s 8.125% Series H Cumulative Redeemable Preferred Stock, $0.01 par value per share, which will have rights, preferences, privileges and voting powers substantially the same as those of the MTGE Series A preferred stock. After the merger, the MTGE business will be held by the Purchaser, and the former MTGE common stockholders will no longer have any direct ownership interest in the surviving corporation.

The obligation of Annaly and the Purchaser to accept for exchange, and to exchange, shares of MTGE common stock for cash and shares of Annaly common stock pursuant to the offer is subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement and described in more detail in the prospectus/offer to exchange, including, among other things, the following: (i) MTGE common stockholders having validly tendered and not validly withdrawn in accordance with the terms of the offer and prior to the expiration of the offer a number of shares of MTGE common stock that, together with the shares of MTGE common stock then owned by Annaly and the Purchaser (if any), represents at least a majority of the then-outstanding shares of MTGE common stock at any expiration of the offer (the “minimum condition”); (ii) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of MTGE contained in the merger agreement; (iii) the required approvals of the U.S. Department of Housing and Urban Development (“HUD”), the HUD lenders/servicers and the Federal National Mortgage Association (“Fannie Mae”); (iv) the absence of a material adverse effect on MTGE; and (v) certain other customary conditions.

The offer and withdrawal rights will expire at 5:00 p.m., Eastern time, on June 18, 2018, subject to extension in certain circumstances as required or permitted by the merger agreement, the Securities Exchange Commission (the “SEC”) or applicable law (as so extended, if applicable, the “expiration date”).

Tendered shares of MTGE common stock may be withdrawn at any time prior to the expiration date. Additionally, if the Purchaser has not agreed to accept the shares for exchange prior to July 15, 2018, MTGE common stockholders may thereafter withdraw their shares from tender at any time after such date until the Purchaser accepts the shares for exchange. Once the Purchaser accepts shares for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable.

If the number of shares of MTGE common stock tendered in the offer is insufficient to cause the minimum condition to be satisfied upon expiration of the offer (taking into account any extensions thereof), then (i) neither the offer nor the merger will be consummated and (ii) MTGE’s stockholders will not receive the mixed consideration, all-stock consideration or all-cash consideration, as applicable, pursuant to the offer or merger.

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of MTGE stockholders. MTGE is not asking for a proxy and you are requested not to send MTGE a proxy. Any solicitation of proxies that Annaly or MTGE might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Purchaser and Annaly are located at 1211 Avenue of the Americas, New York, New York 10036, and the telephone number of their principal executive offices is (212) 696-0100.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on MTGE’s website at www.mtge.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of MTGE, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between MTGE or its affiliates, on the one hand, and (i) MTGE and any of the MTGE’s executive officers, directors or affiliates, or (ii) Annaly, the Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The MTGE board of directors was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors.”

Relationship with Annaly, the Purchaser and Certain of their Affiliates

Merger Agreement

A summary of the material terms of the merger agreement described in the prospectus/offer to exchange under the caption “Merger Agreement” is incorporated herein by reference. The merger agreement summary in the prospectus/offer to exchange may not contain all of the information about the merger agreement that is important to MTGE stockholders, and MTGE stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not the summary described in the prospectus/offer to exchange under the caption “Merger Agreement.”

The merger agreement is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9.

Arrangements with Current Directors and Executive Officers of MTGE

MTGE’s directors and executive officers may have interests in the offer, the merger, and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the MTGE stockholders generally. These interests may create actual or potential conflicts of interest. The MTGE board of directors was aware of these interests during its deliberations and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed below in “Item 4.—The Solicitation or Recommendation—MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors.”

Consideration for MTGE Restricted Stock Units in the Merger

As of May 2, 2018, MTGE’s directors held outstanding MTGE restricted stock units under the MTGE equity incentive plans covering a total of 38,407 shares of MTGE common stock. Pursuant to, and as further described in, the merger agreement, at the effective time of the merger, each MTGE restricted stock unit held by a MTGE director that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will automatically be cancelled, with the holder of such restricted stock unit becoming entitled to receive the mixed consideration in respect of each share of MTGE common stock underlying the restricted stock units immediately prior to the effective time. MTGE’s directors who otherwise would be entitled to receive a fractional share of Annaly common stock in respect of their restricted stock units will instead receive an amount in cash (without interest) equal to the amount of such fraction multiplied by the volume weighted average closing sale price per share of Annaly common stock as reported on the New York Stock Exchange for the 10 consecutive trading days ending on the trading day immediately preceding the acceptance time, less any applicable tax withholding. The “acceptance time” for purposes of this Schedule 14D-9 is the time that Annaly will accept for payment, subject to the terms and conditions of the merger agreement, all shares of MTGE common stock that are validly tendered and not validly withdrawn in the offer.

The estimated aggregate value, based on a price per share of MTGE common stock of $19.55, which is the average closing price per share of MTGE common stock on The Nasdaq Global Select Market over the first five business days following the first public announcement of the merger on May 2, 2018, of the unvested restricted stock units held by the MTGE non-executive directors as of May 16, 2018 is $512,151.

MTGE Management Agreement

In connection with the execution of the merger agreement, Annaly, MTGE, MTGE TRS, LLC and the MTGE external manager, MTGE Management, LLC, a Delaware limited liability company (the “Manager”), entered into an amendment (the “Management Agreement Amendment”) to the amended and restated management agreement dated July 1, 2016 (the “Management Agreement”). Pursuant to the termination provisions set forth in the Management Agreement, in the event the Manager is terminated without cause, it is entitled to a termination fee equal to three times the average annual management fee earned by the Manager during the 24-month period immediately preceding the most recently completed month prior to the termination. The Management Agreement Amendment provides that one month following the completion of the transactions contemplated by the merger agreement, the Management Agreement will terminate, and the Manager will be paid a termination fee of $41,659,461.54. MTGE will pay the Manager $36,659,461.54 of the termination fee upon the completion of the merger, and $5,000,000 of the termination fee one month following completion of the merger, at which time the Management Agreement will terminate. The amendment provides that in addition to the termination fee, MTGE will pay the Manager for accrued management fees and will reimburse the Manager for expenses it incurs consistent with past practice to the extent reimbursable pursuant to the Management Agreement. Subject to completion of the transactions contemplated by the merger agreement, Annaly has guaranteed payment of the termination fee and amounts that are or become owed to the Manager under the Management Agreement.

For more information, see “—Management Agreement Termination” below.

MTGE Special Committee Fees

Each member of the MTGE special committee earns cash committee fees in connection with their service on the MTGE special committee. Each member of the MTGE special committee receives a monthly retainer in the amount of $10,000, payable monthly in advance, effective March 15, 2018 and for so long as the MTGE special committee is formed and continues its work, up to an aggregate amount of $60,000 for each member of the special committee. As of the date of this document, Randy E. Dobbs, Julia L. Coronado and Robert M. Couch earned aggregate fees of $90,000 for their role on the MTGE special committee. For more information, see “—Background of the Offer and the Merger” below.

Indemnification of Directors and Officers

The merger agreement provides that Annaly will and will cause the ultimate surviving company of the merger to indemnify and hold harmless, to the fullest extent permitted under applicable law and provided pursuant to organizational documents of MTGE or its subsidiaries, or any indemnification agreements in existence as of the time of the merger agreement that were provided to Annaly (including the Management Agreement), each current and former director, officer and agent of MTGE and its subsidiaries against costs and expenses in connection with claims asserted or claimed prior to, at or after the effective time of the merger, in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger, based on or arising out of the fact that such person is or was serving as an officer, director, employee, agent or fiduciary of MTGE or its subsidiaries or any other entity if such service was at the request or for the benefit of MTGE or any of its subsidiaries. In addition, for a period of six years following the effective time of the merger, Annaly and the Purchaser are required to maintain in effect the provisions in any organizational documents of MTGE and its subsidiaries and contracts (including the Management Agreement) of MTGE and its subsidiaries regarding elimination of liability, indemnification, and advancement of expenses in favor of the current and former directors, officers, and agents of MTGE and its subsidiaries that are in existence as of the time of the merger agreement and were provided to Annaly prior to the date of the merger agreement, except to the extent that any such contract provides for an earlier termination.

At or prior to the acceptance time, MTGE, in cooperation with Annaly, will purchase a directors’ and officers’ liability insurance “tail” insurance program for a period of six years after the effective time of the merger with respect to acts or omissions committed at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, provided that MTGE will, in cooperation with Annaly, use commercially reasonably efforts to obtain the most favorable pricing and most comprehensive coverage reasonably available and MTGE will not commit or spend on such “tail” policy more than with a one-time cost not in excess of 300% of the last aggregate annual premium paid by MTGE for its directors’ and officers’ liability insurance prior to the date of the merger agreement. If the cost of such “tail” policy would be in excess of such 300% threshold, MTGE will be permitted to purchase as much coverage as reasonably practicable for such amount. Following the effective time of the merger, Annaly will cause such “tail” policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the surviving corporation.

For a more complete description of the indemnification of the officers and directors of MTGE and its subsidiaries, see the section of the prospectus/offer to exchange captioned “Merger Agreement—Directors’ and Officers’ Indemnification” for more information.

Management Agreement Termination

In connection with the execution of the merger agreement, Annaly, MTGE, MTGE TRS, LLC and the Manager, entered into the Management Agreement Amendment. Pursuant to the termination provisions set forth in the Management Agreement, in the event the Manager is terminated without cause, it is entitled to a termination fee equal to three times the average annual management fee earned by the Manager during the 24-month period immediately preceding the most recently completed month prior to the termination. The Management Agreement

Amendment provides that one month following the completion of the transactions contemplated by the merger agreement, the Management Agreement will terminate, and the Manager will be paid a termination fee of $41,659,461.54. MTGE will pay the Manager $36,659,461.54 of the termination fee upon the completion of the merger, and $5,000,000 of the termination fee one month following completion of the merger, at which time the Management Agreement will terminate. The amendment provides that in addition to the termination fee, MTGE will pay the Manager for accrued management fees and will reimburse the Manager for expenses it incurs consistent with past practice to the extent reimbursable pursuant to the Management Agreement. Subject to completion of the transactions contemplated by the merger agreement, Annaly has guaranteed payment of the termination fee and amounts that are or become owed to the Manager under the Management Agreement.

The Management Agreement Amendment also provides that the Manager may not knowingly and intentionally take any action, directly or indirectly, that is prohibited to be taken by MTGE representatives as it relates to such MTGE representative’s non-solicitation obligations under the merger agreement, and the Manager is otherwise required to comply with the non-solicitation obligations applicable to MTGE representatives under the merger agreement. However, to the extent that MTGE is permitted to, and in fact does, engage in discussions or negotiations regarding an acquisition proposal in accordance with the merger agreement, the Manager may assist MTGE in such discussions or negotiations. The Manager further agreed that, other than those actions that MTGE is permitted to take under the merger agreement, or as required by law, it will not intentionally and knowingly take any action that would reasonably be expected to cause any of the conditions to the offer or the merger to fail to be satisfied.

Under the terms of the Management Agreement Amendment, during the 30-day period following the merger, the Manager will continue to provide the services and activities (other than investment advisory or investment management services) necessary or appropriate to allow for an orderly transition of the management of MTGE’s assets to Annaly or its affiliates, as Annaly may determine, or as otherwise reasonably requested by Annaly. During this period, the Manager will continue to earn its management fee based on the equity of MTGE determined as of the month-end immediately prior to the merger.

Except for those rights and obligations under the Management Agreement that pursuant to the express terms of the amendment to the Management Agreement survive the termination, including the payment of those certain accrued management fees and expenses and indemnification obligations, the Management Agreement Amendment provides that, effective upon termination of the Management Agreement, each party to the Management Agreement Amendment and their respective affiliates fully and unconditionally release any claims or liabilities that they may have against each other party arising under, or pursuant to, the Management Agreement.

Confidentiality Agreement

On April 16, 2018, MTGE and Annaly entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Annaly and MTGE, subject to certain exceptions, agreed (i) not to make use of or disclose to any other person any of the other party’s confidential information; (ii) to certain employee non-solicitation provisions for a period of one year commencing on the date of the Confidentiality Agreement; (iii) to certain standstill provisions for a one-year period commencing on the date of the Confidentiality Agreement; and (iv) to enter into exclusive negotiations for a period of up to fourteen days. On April 25, 2018, the Confidentiality Agreement was amended to extend the exclusivity period from fourteen to twenty-one days.

Employee Matters

All of MTGE’s executive officers are employees of the parent of the Manager, and receive no compensation from MTGE. There are no agreements or understandings, whether written or unwritten, between any executive officer of MTGE and MTGE or Annaly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the merger.

As of the date of this document, a subsidiary of MTGE employed four individuals. Each of these four continuing employees, who are not and have not been an officer or employee of the Manager, is party to a severance agreement providing for certain payments upon such continuing employee’s termination by his or her employer, Residential Credit Solutions, Inc., an indirect subsidiary of MTGE, without cause. Pursuant to the terms of the merger agreement, Annaly will, or will cause the surviving corporation or a subsidiary thereof to, comply with the terms of the existing severance agreements, provided that after the closing Annaly may amend, modify or otherwise alter each such severance agreement in accordance with its terms.

In addition, with respect to the four continuing employees, Annaly has agreed (a) to ensure, or cause the surviving corporation or any subsidiary thereof to ensure, that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any continuing employees or their dependents or beneficiaries under any welfare benefit plans sponsored by Annaly and its subsidiaries in which such continuing employees or their dependents or beneficiaries first become eligible to participate following the effective time of the merger, except to the extent that such exclusions, limitations or restrictions would apply under the analogous benefit plan in which a continuing employee was a participant or was eligible to participate immediately prior to the effective time, and (b) that any costs or expenses incurred by continuing employees (and their dependents or beneficiaries) up to (and including) the effective time of the merger shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such Annaly plans for the plan year in which the closing date occurs, except to the extent such exclusions, limitations or restrictions would apply or costs or expenses would not be taken into account for such purposes under the analogous benefit plan in which any such continuing employee was a participant or was eligible to participate immediately prior to the effective time of the merger.

Furthermore, with respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Annaly or its affiliates in which the continuing employees become eligible to participate after the effective time, Annaly has agreed to credit continuing employees for all service with MTGE and its affiliates and their predecessors prior to the closing date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, and benefit accrual, but excluding (i) benefit accrual under any defined benefit pension plan or retiree medical program and (ii) any such credit that would result in a duplication of benefits.

Item 4.	The Solicitation or Recommendation.

Recommendation of the MTGE Board of Directors

At a meeting held on May 2, 2018, the MTGE board of directors, acting upon the unanimous recommendation of the MTGE special committee:

(i) determined that the terms of the offer, the merger and the other transactions contemplated by the merger agreement are in the best interests of MTGE and its stockholders;

(ii) declared the offer, the merger and the other transactions contemplated by the merger agreement advisable;

(iii) approved the execution and delivery by MTGE of the merger agreement, the performance by MTGE of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained therein; and

(iv) resolved to recommend that MTGE stockholders accept the offer and tender their shares of MTGE common stock to Annaly in the offer.

Accordingly, and for the reasons described in more detail below under “MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors” the MTGE board of directors recommends that the holders of MTGE common stock accept the offer and tender their shares of MTGE common stock to Annaly in the offer. A press release dated May 2, 2018, issued by MTGE and Annaly announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

Background of the Merger

MTGE is a hybrid mortgage real estate investment trust (“REIT”) that invests in agency mortgage-backed securities, non-agency mortgage investments and other real estate-related assets, including skilled nursing and senior living facilities operated by third parties.

MTGE is externally managed, meaning that all of its day-to-day operations and affairs are managed by a third-party manager, the Manager, subject to the oversight and direction of MTGE’s board of directors (also referred to herein as “our board”). MTGE has no senior management employees. Rather, under the Management Agreement, the Manager provides MTGE with executive officers and other services and personnel. The Manager is wholly owned by AGNC Investment Corp. (“AGNC”). AGNC owns approximately 5.7% of MTGE’s outstanding common stock. All but one of the members of our board during the relevant period were not affiliated with the Manager or AGNC. Gary Kain, our Chief Executive Officer and a member of our board during the relevant period, is also Chief Executive Officer of AGNC and a member of the AGNC board of directors. As described in more detail below, all relevant actions and decisions of our board concerning the transaction were undertaken by and at the direction of a special committee formed by our board to review a potential transaction, which was comprised entirely of independent members of our board not affiliated with the Manager or AGNC.

Our board regularly reviews MTGE’s operations, financial performance, capital structure, strategic initiatives and product portfolio and pipeline. As part of this ongoing review, our board has regularly evaluated MTGE’s long-term strategy, as well as other strategic alternatives that might be available to enhance stockholder value.

On or about January 11, 2018, David Finkelstein, Chief Investment Officer of Annaly, contacted Steve Abrahams (at the time a member of our board and an independent director) on an informal basis regarding Annaly’s potential interest in a strategic transaction with MTGE. The independent members of our board discussed the communication from Annaly in an executive session of independent directors at an in person meeting of the MTGE board of directors on January 30, 2018. The independent directors conferred by phone again on February 5, 2018, with a representative of Cooley LLP (“Cooley”), then outside legal counsel to the independent directors, also participating. The directors determined that the general expression of interest without specific terms was not yet actionable and no response was warranted at that time. They informed Mr. Kain of the contact from Annaly in his capacity as our CEO and a member of our board. After Mr. Abrahams resigned from our board, Mr. Finkelstein contacted Julia Coronado, a member of our board and an independent director, on February 12, 2018 on an informal basis regarding Annaly’s continuing potential interest in a strategic transaction with MTGE. Ms. Coronado informed Mr. Finkelstein that MTGE was not currently considering a strategic transaction, but acknowledged that Annaly was free to submit a more specific proposal.

Subsequently, on February 22, 2018, Annaly delivered an unsolicited non-binding written proposal to Randy Dobbs, Chairman of our board and an independent director, to acquire 100% of MTGE’s capital stock based on a valuation of 95% of the book value of MTGE’s common stock (the “Annaly February 22 Proposal”). The Annaly February 22 Proposal was based on publicly-available information and subject to completion of customary due diligence and other conditions. Annaly indicated that it was prepared to pay the purchase price in a consideration mix of cash and Annaly common stock to be agreed by the parties. With respect to MTGE’s outstanding shares of preferred stock, Annaly proposed to issue a new series of Annaly preferred stock on substantially similar terms. As part of its proposal, Annaly also requested a 30-day exclusive negotiation period.

On February 26, 2018, the independent directors of our board held a telephonic meeting to further discuss the process for determining whether to continue as an independent company or to pursue a strategic transaction, including the Annaly February 22 Proposal or an alternative transaction. Mr. Kain did not attend or participate in this meeting. Representatives of Cooley also attended this meeting and reviewed with our independent directors their legal duties in connection with their consideration of acquisition proposals. The independent directors were cognizant of the fact that AGNC, as the parent entity of MTGE’s external manager, could be a logical acquirer of the company and may have interest in making an acquisition proposal if MTGE were to consider a strategic transaction. The independent directors were also mindful that Annaly or another acquirer would likely plan to terminate MTGE’s management relationship with the Manager without cause in connection with an acquisition and therefore MTGE would be required to pay a termination fee of approximately $42 million to the Manager pursuant to the termination provisions of the Management Agreement. The amount of the termination fee is prescribed in the Management Agreement and calculated based on three times the average annual management fee for the prior two-year period, and it was thought that the amount of the fee could affect the prices that Annaly or another acquirer might pay relative to AGNC if it were to make a proposal. Given these considerations and the potential conflicts of interest of AGNC and Mr. Kain, the independent directors and Cooley also discussed the formation of a special committee of our board consisting of the independent directors to evaluate the Annaly February 22 Proposal and other strategic alternatives. As a next step, the independent directors of our board instructed Mr. Dobbs to seek additional clarification from Annaly about certain terms of the Annaly February 22 Proposal (including the proposed cash-stock consideration mix, treatment of the potential termination fee payable to the Manager and integration and operational issues). Mr. Dobbs contacted Kevin Keyes, Chief Executive Officer and President of Annaly, by email indicating that the board needed additional information before it could act on the proposal and consider a change in strategic direction.

On March 1, 2018, Annaly delivered a presentation to the independent directors of our board affirming its proposal to acquire MTGE based on a valuation of 95% of a mutually agreed upon book value of MTGE’s common stock and proposing an acquisition consideration mix of 50% cash and 50% Annaly common stock. Annaly also clarified that it was prepared to pay the full termination fee to the Manager. After reviewing this presentation, the independent directors of our board further discussed the process for considering the proposal and alternatives, including the engagement of a financial advisor. Subsequently, Mr. Dobbs contacted Mr. Keyes by email to inform him that the independent directors were evaluating Annaly’s proposal.

On March 15, 2018, our board, including Mr. Kain, unanimously approved the formation of a special committee of independent directors comprised of Mr. Dobbs, Ms. Coronado and Rob Couch in connection with the consideration of the Annaly February 22 Proposal and strategic alternatives generally. In particular, our board authorized the MTGE special committee to consider whether to pursue a strategic transaction with Annaly or other interested parties or remain independent, to negotiate the terms and conditions of a possible transaction, to reject or recommend to our board for approval of a possible transaction, and to engage legal and financial advisors. Our board retained the authority to recommend any strategic transaction to MTGE’s stockholders. Our board appointed Mr. Dobbs as Chairman of the MTGE special committee. Cooley was engaged as counsel to the MTGE special committee.

On March 22, 2018, the MTGE special committee held a telephonic meeting and conducted separate phone interviews with three investment banks (including Barclays) to act as financial advisor to the MTGE special committee in connection with the consideration of a potential strategic transaction. The MTGE special committee discussed the potential financial advisor candidates and their industry knowledge and experience and that the MTGE special committee desired to engage a financial advisor that would best assist the MTGE special committee in determining which alternative would best enhance shareholder value. Representatives of Cooley also attended the meeting and discussed with the MTGE special committee its legal duties in connection with the consideration of a potential strategic transaction.

On March 23, 2018, Annaly submitted an updated non-binding written proposal to Mr. Dobbs providing additional detail on the terms on which Annaly would be prepared to acquire MTGE based on its continuing analysis of MTGE (the “Annaly March 23 Proposal”). Annaly proposed to acquire MTGE in an all-cash transaction for 95% of MTGE’s book value per share, which equated to $19.71 per share based on MTGE’s book value per share of $20.75 as of December 31, 2017. This valuation represented a 10.7% premium to MTGE’s share price of $17.80 as of March 22, 2018. Annaly indicated that the final price would be based on the book value as of a more recent valuation date and indicated a willingness to include Annaly common shares in the mix of consideration if the MTGE special committee preferred a stock component. Annaly reiterated that it was prepared to proceed and complete due diligence expeditiously. Annaly again requested a 30-day exclusive negotiation period. Subsequent to receipt of the Annaly March 23 Proposal, Mr. Dobbs contacted Mr. Keyes by email to inform him that the independent directors were evaluating Annaly’s updated proposal.

During this period the MTGE special committee concluded discussions with the financial advisor candidates, and on March 25, 2018, the MTGE special committee informed Barclays of its decision to engage Barclays as its financial advisor in connection with the consideration of a potential strategic transaction. The MTGE special committee entered into the formal engagement agreement with Barclays on March 29, 2018.

On April 2, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the Annaly March 23 Proposal. The MTGE special committee, together with input from Cooley, discussed the importance of adequately considering strategic alternatives in addition to the Annaly March 23 Proposal in connection with fulfilling its fiduciary duties. The MTGE special committee authorized Barclays to inform Annaly that it had been retained by the MTGE special committee. The MTGE special committee also instructed Barclays to consider additional prospective acquirers, including AGNC, that may be interested in a strategic transaction.

On April 2, 2018, representatives of Barclays held a telephonic conference call with Mr. Keyes and other representatives of Annaly to clarify certain aspects of the Annaly March 23 Proposal.

On April 6, 2018, the MTGE special committee held a telephonic meeting to further discuss the Annaly March 23 Proposal, with representatives of Barclays and Cooley also attending. Barclays made a presentation to the MTGE special committee to assist its consideration of the Annaly March 23 Proposal. Barclays reviewed MTGE’s current positioning and outlook relative to its peer group and provided an initial framework for analyzing MTGE’s valuation. Barclays also reviewed reasons for our board to continue pursuing MTGE’s diversification strategy as a stand-alone company and reasons to pursue potential strategic alternatives. Barclays also reviewed the current M&A market for the REIT industry and the potential interest of other parties, including AGNC, in a possible strategic transaction with MTGE. Barclays and Cooley also discussed with the MTGE special committee potential sale process considerations and strategy, including how to respond to Annaly and a process to solicit additional parties on their interest in a potential strategic transaction. The MTGE special committee decided to continue its consideration of the various alternatives and instructed Barclays to continue its analysis of the Annaly March 23 Proposal and consideration of other prospective acquirers.

On April 9, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to continue its consideration of the Annaly March 23 Proposal and alternatives. Barclays made a presentation to the MTGE special committee comparing Annaly’s proposal to a hypothetical acquisition by AGNC. The MTGE special committee and Barclays viewed AGNC as a logical acquirer with the ability and potential willingness to pay a higher price for MTGE. Barclays also reviewed various process alternatives, and the MTGE special committee instructed Barclays to solicit additional parties, including AGNC, that were believed to be the most able and willing to pay the highest price for MTGE.

On April 10, 2018, Annaly delivered an updated non-binding written proposal to Mr. Dobbs that increased Annaly’s proposed price to approximately 98.0% of the book value of MTGE’s common stock (which equated to $20.33 per common share net of expenses based on MTGE’s book value per share as of December 31, 2017), subject to due diligence and other conditions (the “Annaly April 10 Proposal”). The Annaly April 10 Proposal assumed that Annaly would bear the full cost of the $42 million management termination fee and up to $20 million of additional transaction expenses. Annaly reiterated that it was prepared to pay 100% of the consideration in cash or include a stock component in the consideration mix if our board preferred. Annaly also indicated that its proposal would expire on April 13, 2018 unless the parties entered into an exclusivity agreement prior to that time.

The MTGE special committee held a telephonic meeting on April 11, 2018 to discuss the Annaly April 10 Proposal, with representatives of Barclays and Cooley also attending. Barclays presented its updated valuation analysis of MTGE and Annaly’s latest proposal, including the desirability and relative value of a stock consideration component and the potential for a higher after-tax return for shareholders. The MTGE special committee also discussed Annaly’s request for exclusivity and the desirability of obtaining an alternative acquisition proposal from AGNC and other potentially interested parties. The MTGE special committee instructed Barclays to contact AGNC again to encourage it to make an alternative proposal, and to reach out to other potential acquirers.

On April 11, 2018, Barclays reached out to two large REITs (“Company A” and “Company B”, respectively) whom Barclays considered would be the most interested and able to engage in a potential strategic transaction. Company A initially declined to pursue an acquisition of MTGE based on its relationship with AGNC. Company B expressed an interest in pursuing an acquisition of MTGE, and Barclays encouraged Company B to work to be in a position to respond with a proposal regarding valuation of MTGE by April 13, 2018. Barclays also contacted AGNC again, who indicated that it would respond with a proposed valuation of MTGE’s common stock by April 13, 2018.

On April 12, 2018, in a follow up call with Barclays, Company A expressed interest in a potential acquisition but did not indicate a proposed valuation and never submitted an acquisition proposal.

On April 12, 2018, AGNC delivered a non-binding written proposal to Barclays to acquire 100% of the shares of MTGE common stock at 95% of the book value of MTGE’s common stock, which represented a price of $19.72 per share net of the termination fee and other expenses based on the book value of MTGE’s common stock as of December 31, 2017 (the “AGNC April 12 Proposal”). AGNC proposed a consideration mix of cash (20%) and AGNC common stock (80%) for MTGE’s common stock, with MTGE’s preferred stock being exchanged for AGNC preferred stock containing substantially similar terms.

On April 13, 2018, Company B verbally indicated that it was considering an offer representing approximately 100% of book value of MTGE’s common stock based on the latest book value estimate.

On April 13, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the process and the status of the various proposals. Barclays reviewed and compared the Annaly April 10 Proposal and the AGNC April 12 Proposal. From a financial point of view, the MTGE special committee considered the Annaly April 10 Proposal more favorable to MTGE’s stockholders based on the higher price and higher mix of cash consideration. Barclays also updated the MTGE special committee on the status of potential proposals from Company A and Company B. Company A had not followed up with an indicative valuation. Barclays noted that the verbal proposal from Company B was based on deal consideration comprised 100% of stock of the acquirer and would likely require a vote of the stockholders of both Company B and MTGE as a condition to closing. The MTGE special committee and Barclays considered the proposal as less favorable to MTGE’s stockholders. Barclays advised the MTGE special committee that it believed it was unlikely that MTGE would receive an improved offer from Company B in advance of Annaly’s deadline to enter into exclusivity.

Based on the status of the various proposals, the MTGE special committee considered the risk probability that Annaly may withdraw its proposal, which the MTGE special committee considered to be the most favorable from a financial point of view, if MTGE did not enter into an exclusivity agreement with Annaly and considered the terms and conditions on which the MTGE special committee may be willing to enter into an exclusive negotiating period with Annaly. The MTGE special committee instructed Barclays to encourage AGNC to increase its price and submit its best offer and to explore an exclusivity arrangement with Annaly based on mutual agreement on certain key terms, including: (1) the diligence and regulatory approval timetables, (2) shortening the exclusivity period to 10-14 days, (3) retaining flexibility for MTGE to elect an all cash transaction or a cash-stock mix based on further analysis and reverse due diligence, and (4) early termination of exclusivity if Annaly adversely changed its price or other material terms of its proposal.

Later that day, the MTGE special committee held another telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays reported that AGNC indicated a willingness to increase its price to 96.0%-96.5% of book value contingent upon the satisfaction of certain conditions but that was likely its best offer and any final agreement at this price would be contingent on a number of factors, including AGNC’s stock price performance. Barclays also reported that Company A and Company B had not submitted any further proposals. Following discussion, the MTGE special committee instructed Barclays and Cooley to attempt to negotiate an acceptable exclusivity agreement with Annaly.

Following that meeting and over the weekend, Barclays and Cooley discussed and negotiated the terms of a confidentiality and exclusivity agreement with Annaly’s financial advisor (Wells Fargo Securities (“Wells Fargo”)) and counsel (Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”)). On April 16, 2018, MTGE and Annaly signed a confidentiality agreement that included mutual confidentiality restrictions, mutual standstill covenants and a 14-day exclusive negotiating period consistent with the terms authorized by the MTGE special committee. The agreement also included information sharing protocols that would facilitate the MTGE special committee’s ability to rely on the Manager during its strategic review process (and, as necessary, during negotiations with third parties) without sharing confidential information with the Manager regarding the terms of Annaly’s proposal and without sharing with the Manager reverse due diligence information concerning Annaly. The parties also discussed the potential regulatory approvals required for a transaction between the parties and a process for conducting due diligence and reverse due diligence. Certain employees of the Manager were identified to assist the MTGE special committee and its advisors in facilitating information sharing and Annaly’s due diligence review of MTGE, negotiation of certain operationally-specific sections of the merger agreement, the preparation of disclosure schedules to the merger agreement, and the provision of financial projections based on MTGE’s business plan to provide a baseline against which the MTGE special committee, with the assistance of Barclays, could evaluate MTGE’s prospects, stand-alone value and potential strategic transactions, including Annaly’s proposal.

Barclays opened a data room to Annaly and its advisors on April 16, 2018 containing information for their diligence process.

Later that day, on April 16, 2018, Cooley delivered a first draft of a merger agreement to Wachtell Lipton. Among other terms, the initial draft provided for a two-step transaction with an exchange offer followed by a merger pursuant to which all outstanding common shares would be exchanged for cash or a mix of cash and Annaly common stock to be agreed, all outstanding preferred shares would be exchanged for a new class of Annaly preferred stock on substantially the same terms, the full acceleration of all non-executive director equity awards, and customary deal protection terms and exceptions, including rights for our board to respond to unsolicited acquisition proposals received after the announcement of a transaction, to change its recommendation to MTGE’s stockholders following receipt of a superior proposal and to terminate the merger agreement to accept a superior proposal, subject in certain cases to the payment of a termination fee to Annaly equal to 2.5% of the transaction value of MTGE’s common equity.

On April 17, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays and Cooley reported on the execution of the confidentiality and exclusivity agreement and the advisors reviewed the status and timeline of a potential transaction.

On April 17, 2018, Barclays and Cooley received access to a data room from Annaly for the purposes of reverse due diligence. On April 18, 2018, representatives of Barclays, Annaly and Wells Fargo met at Annaly’s offices in New York City, with representatives of Cooley and Wachtell Lipton joining telephonically, to discuss their respective due diligence investigations. Representatives of the Manager also joined telephonically, but only for the portion of the meeting covering Annaly’s due diligence investigation of MTGE.

Between April 18, 2018 and April 23, 2018, Wachtell Lipton and Cooley exchanged drafts of the merger agreement and had various phone calls to discuss the drafts and open issues. Among other issues, Annaly proposed a higher termination fee (equal to 3.5% of the transaction value of MTGE’s common equity) if our board changed its recommendation or terminated the agreement to accept a superior proposal. Annaly also requested that the Manager enter into an amendment to the Management Agreement concurrently with MTGE’s entry into a merger agreement to memorialize the parties’ understanding that the Management Agreement would be terminated without cause early in connection with the transaction closing.

Also during this time, MTGE and Annaly held a series of due diligence and reverse due diligence calls with their respective advisors. These calls covered, among other topics, financial diligence on MTGE and Annaly, accounting diligence on MTGE and Annaly, diligence on Annaly’s financial projections, diligence on MTGE’s healthcare real estate assets and diligence on Annaly’s commercial real estate assets.

On April 20, 2018, the MTGE special committee had a telephonic meeting, with representatives of Barclays and Cooley also attending. Barclays made a presentation regarding the valuation of Annaly’s common stock and how a hypothetical cash stock election could operate and be valued based on a 50%-50% mix and proration. The MTGE special committee and their advisors continued this discussion at a subsequent telephonic meeting on April 22, 2018. They discussed the value to MTGE’s shareholders of an all cash transaction versus a mix of cash and stock consideration at various trading prices for Annaly’s common stock and the potential desirability of a collar to protect against a drop in the trading price of Annaly’s common stock between announcement and closing of a potential transaction. They also discussed Annaly’s preference to announce a transaction prior to its quarterly earnings call scheduled for May 3, 2018 and the potential impact of the earnings release and a transaction announcement on Annaly’s stock price. Barclays also reported that no new unsolicited proposals had been received from AGNC, Company A, Company B or any other party since MTGE entered into exclusive negotiations with Annaly. After discussion, the MTGE special committee instructed Barclays to communicate to Annaly that MTGE would continue to negotiate expeditiously but would not be unduly rushed and to explore with Annaly’s advisors whether Annaly would agree to a stock exchange ratio collar.

On April 24, 2018, the MTGE special committee had a telephonic meeting, with representatives of Barclays and Cooley also attending. Cooley reviewed the material terms of the proposed merger agreement, including the expected timing of the exchange offer and regulatory approvals, the deal protection provisions and termination fee, and the closing conditions. The MTGE special committee and advisors also reviewed the economic terms of Annaly’s proposal and expressed a preference for a mix of cash and stock consideration. After discussion, the MTGE special committee instructed Barclays to provide further analysis of a cash-stock election and provided guidance to Cooley on the open merger agreement issues. The MTGE special committee also noted the potential for extending the exclusive negotiation period and determined it would be appropriate to extend for seven days to provide for an additional period of negotiation if needed after Annaly’s earnings announcement on May 3, 2018. Later that day, representatives of MTGE and Annaly had a call, with Cooley and Wachtell Lipton (along with regulatory counsel) present, to negotiate the representations and covenants in the merger agreement. That evening, Cooley and Wachtell Lipton continued to discuss the merger agreement and timing of regulatory approvals.

On April 25, 2018 and April 28, 2018, Cooley and Wachtell Lipton had calls with MTGE’s and Annaly’s outside federal and HUD regulatory counsel, respectively, to discuss required approvals and timelines. Cooley sent Wachtell Lipton a revised draft of the merger agreement later in the day on April 25, 2018.

In the evening of April 25, 2018, MTGE agreed to Annaly’s request to extend exclusivity for seven additional days to May 7, 2018.

On April 26, 2018, AGNC delivered an updated unsolicited non-binding written proposal to Barclays that increased its price to 98.25% of book value, which equated to $19.50 per share net of the termination fee and other expenses based on the $19.85 book value of MTGE’s common stock as of April 19, 2018 (the “AGNC April 26 Proposal”). AGNC continued to propose a consideration mix of cash (20%) and AGNC common stock

(80%). The AGNC April 26 Proposal was higher than the Annaly April 10 Proposal (98.0%) based on percentage of book value, but neither the MTGE special committee nor its advisors were permitted to engage with AGNC with respect to the April 26 Proposal because MTGE was under exclusivity with Annaly. Barclays reached out to Annaly to inform them that MTGE had received an unsolicited offer from AGNC with a higher price. Barclays did not disclose the terms of the revised AGNC proposal but indicated that the MTGE special committee was no longer in a position to recommend the Annaly April 10 proposal.

On April 27, 2018, Wachtell Lipton sent a revised draft of the merger agreement to Cooley and a draft of Annaly’s disclosure letter.

On April 28, 2018, Cooley sent a draft of MTGE’s disclosure letter to Wachtell Lipton.

On April 29, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to discuss the AGNC April 26 Proposal. At the beginning of the meeting, Barclays informed the MTGE special committee that it had just received an enhanced verbal proposal from Annaly to increase its price from 98.0% to 100% of the book value of MTGE’s common stock based on a consideration mix of cash (50%) and Annaly common stock (50%) (the “Annaly April 29 Proposal”). Barclays reviewed a presentation on the AGNC April 26 Proposal with the MTGE special committee and compared the Annaly April 29 Proposal that was just received. Barclays informed the MTGE special committee that the Annaly April 29 Proposal was $0.35 per share higher than the AGNC April 26 Proposal after adjusting both prices to reflect a $19.75 per fully diluted share book value valuation as of March 31, 2017. Barclays also informed the MTGE special committee that Annaly was keenly focused on signing the merger agreement and announcing the transaction prior to its earnings call scheduled for the morning of May 3, 2018. To facilitate that timetable, Annaly was also prepared to negotiate the Management Agreement amendment with the Manager and deliver a termination notice after the merger agreement was signed and announced.

On April 30, 2018, Cooley and Wachtell Lipton discussed the merger agreement terms. Over the course of that discussion, Cooley expressed its view that the merger agreement should be revised to clarify that submission of an acquisition proposal by AGNC after announcement of a merger agreement with Annaly should not be attributed to MTGE (because AGNC is a related-party through the management relationship) or deemed a breach of MTGE’s covenant not to solicit acquisition proposals. Cooley also proposed a termination fee of 3.0% of the transaction value of MTGE’s common equity. Subsequently, Wachtell Lipton sent Cooley a revised draft of the merger agreement and the disclosure letters. Wachtell Lipton’s draft of the merger agreement did not address the acquisition proposal clarification and proposed a 3.33% termination fee.

That evening, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending, to review the status of the open economic and legal terms. Barclays reported that Annaly rejected the concept of a stock exchange ratio collar but was willing to consider offering an independent member of the MTGE board of directors a seat on the Annaly board of directors if that was important to the MTGE special committee. The MTGE special committee instructed Barclays to continue to negotiate for the collar and board seat with Annaly and gave guidance to Cooley with respect to addressing the open legal terms. Cooley and Wachtell Lipton had another call following the MTGE special committee meeting to discuss the open issues in the merger agreement. Following this call, Wachtell Lipton sent Cooley a further revised draft of the merger agreement.

On May 1, 2018, Cooley and Wachtell Lipton had another call to discuss the merger agreement. Wachtell Lipton communicated that, in light of AGNC’s proposal, Annaly’s position was that MTGE should pay a higher termination fee (of 6%) in the event MTGE changes its recommendation or terminates the merger agreement in connection with an AGNC superior proposal. Cooley responded that a 6% termination fee and a two-tier termination fee would not be acceptable to the MTGE special committee. Later that day Cooley also sent a revised draft of MTGE’s disclosure letter to Wachtell Lipton.

On May 1, 2018, the Manager provided Barclays (who subsequently provided to Annaly and Wells Fargo) an updated estimate of the book value of MTGE’s common stock of $19.65 per fully diluted share as of April 30,

2018. Representatives of Annaly, Wells Fargo, Barclays and the Manager held an additional telephonic conference that evening to conduct additional due diligence on this updated estimate.

Over the course of the evening of May 1, 2018 and the morning of May 2, 2018, the advisors of the MTGE special committee and Annaly continued to negotiate resolutions of the open issues. Subject to final approval by the MTGE special committee, Barclays and Wells Fargo agreed on the cash and exchange ratio calculations based on a transaction price of $19.65 per share price net of expenses (representing 100% of the book value of MTGE’s common shares as of April 30, 2018) and an Annaly stock price of $10.32 per share (based on a volume weighted average trading price for Annaly’s common stock for the ten trading day period ended April 30, 2018), with MTGE shareholders having the right to elect, for each share of MTGE common stock, $19.65 in cash, 1.9037 shares of Annaly common stock, or $9.82 in cash and 0.9519 shares of Annaly common stock, without a collar and subject to proration so that 50% of the aggregate consideration is payable in cash and 50% of the aggregate consideration is payable in shares of Annaly common stock; that an acquisition proposal submitted by AGNC would be treated like an acquisition proposal submitted by any other party; and that there would be a single termination fee of 3.9% of the transaction value of MTGE’s common equity (or approximately $35.1 million).

During the evening of May 1, 2018, representatives of Annaly and representatives of the Manager also spoke concerning the termination of the Management Agreement and Annaly’s need for a short transition period after closing. They agreed to negotiate an amendment to the Management Agreement that could be executed concurrently with the execution of the merger agreement.

Also on May 1, 2018 and May 2, 2018, representatives of Annaly and their advisors held several telephonic conferences with representatives of MTGE, MTGE’s advisors and the Manager to complete due diligence.

On the morning of May 2, 2018, the MTGE special committee held a telephonic meeting, with representatives of Barclays and Cooley also attending. Representatives of Barclays reviewed the sales process and its financial analysis of the proposed economic terms. At the conclusion of its presentation, Barclays rendered to the MTGE special committee its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated as of May 2, 2018, that, as of the date of such opinion, and based upon and subject to the matters and the limitations set forth therein, the aggregate consideration to be paid to the holders of MTGE common stock (other than as specified in such opinion) is fair from a financial point of view to such holders. For a more detailed discussion of Barclays’ opinion, please see below under the caption “Opinion of MTGE Special Committee’s Financial Advisor.” The opinion of Barclays is attached to this Schedule 14D-9 as Annex A. Representatives of Cooley then reviewed the material terms of the proposed merger agreement and the proposed authorizing resolutions for approval by the MTGE special committee. Cooley also reported that Annaly and the Manager were in the process of negotiating an amendment to the Management Agreement, which needed to be completed prior to final MTGE special committee approval. Following discussion, the meeting was adjourned until later in the day.

Following the meeting of the MTGE special committee, our board held a telephonic meeting, with representatives of Cooley also attending. At this meeting, consistent with the board’s prior determination, Mr. Kain informed the other members of our board that he would recuse himself from the board’s deliberations and vote on the proposed transaction in light of his role with AGNC. After Mr. Kain left the meeting, our board then suspended its meeting agreeing to reconvene later in the day once the final terms of the transaction were negotiated.

During the day of May 2, 2018, MTGE, Annaly, the Manager, Cooley and Wachtell Lipton finalized the merger agreement, disclosure schedules and the amendment to the Management Agreement.

At 4:00 p.m. on May 2, 2018, the MTGE special committee held a telephonic meeting to approve the final terms of the transaction, with representatives of Barclays and Cooley also attending. During this meeting, Cooley updated the MTGE special committee on the final terms of the merger agreement and amendment to the

Management Agreement. Following consideration of the merger agreement and the transactions contemplated by the merger agreement, including consideration of the factors described in “MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors”, the MTGE special committee unanimously recommended that our board (a) determine that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable to, and in the best interests of MTGE and its stockholders, (b) agree that the merger shall be effected under Section 3-106.1 of the MGCL, (c) approve the execution, delivery and performance by MTGE of the merger agreement and the consummation of the transactions contemplated thereby, including the offer and the merger, and (d) resolve to recommend that the stockholders of MTGE tender their shares in connection with the offer.

The prior meeting of our board reconvened immediately following the meeting of the MTGE special committee. During this meeting, the independent directors of our board (a) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable to, and in the best interests of MTGE and its stockholders, (b) agreed that the merger shall be effected under Section 3-106.1 of the MGCL, (c) approved the execution, delivery and performance by MTGE of the merger agreement and the consummation of the transactions contemplated thereby, including the offer and the merger, and (d) resolved to recommend that the stockholders of MTGE tender their shares in connection with the offer.

Following our board meeting, the definitive merger agreement was executed and publicly announced on the afternoon of May 2, 2018 after the close of the market.

MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors

The MTGE board of directors, acting upon the unanimous recommendation of the MTGE special committee, has (i) determined that the terms of the offer, the merger and the transactions contemplated by the merger agreement, are in the best interests of MTGE and its stockholders, (ii) declared the offer, the merger and the other transactions contemplated by the merger agreement advisable, (iii) approved the execution and delivery by MTGE of the merger agreement, the performance by MTGE of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions contained therein, and (iv) resolved to recommend that MTGE stockholders accept the offer and tender their shares of MTGE common stock to Annaly in the offer.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, the MTGE special committee (consisting entirely of independent directors) and the MTGE board of directors consulted with their financial and legal advisors, including Barclays, as financial advisor to the MTGE special committee, and Cooley, as counsel to the MTGE special committee.

In the course of reaching a determination that the offer and the merger are in the best interests of MTGE and its stockholders, and a recommendation that the holders of MTGE common stock accept the offer and tender their shares of MTGE common stock to Annaly in the offer, the MTGE special committee and the MTGE board of directors considered numerous factors, including the following material factors and benefits of the offer and the merger, each of which the MTGE special committee and the MTGE board of directors believed supported its determination and recommendation:

•	Recommendation of the MTGE Special Committee. The MTGE board of directors considered the unanimous recommendation of the MTGE special committee that the MTGE board of directors determine that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer, the merger and the issuance of shares of Annaly common stock in connection therewith, are in the best interests of MTGE and its stockholders and declare the offer, the merger and the other transactions contemplated by the merger agreement advisable, as well as the independence of the members of the MTGE special committee making such recommendation and the independence, experience and expertise of Barclays as the financial advisor to the MTGE special committee.

•	Industry and Business Considerations. The MTGE special committee and the MTGE board of directors considered the current and historical industry conditions and the financial condition, results of operations, business, and financing prospects of MTGE, including the following:

•	the challenges facing the residential mortgage REIT sector in general, including significant uncertainty regarding the outlook for interest rates as well as uncertainty regarding the outlook for the financial markets generally;

•	the challenges facing MTGE in particular, including that, since June 23, 2017, the price per share of MTGE common stock has traded at a discount to MTGE’s tangible book value per share, which makes raising equity capital to fund new investments dilutive to shareholders and has made it difficult for MTGE to significantly increase its size and scale through capital market transactions; and

•	the general views of the members of the MTGE special committee and the MTGE board of directors with respect to the business, financial condition, current business strategy and prospects of MTGE, including the potential challenges for MTGE to continue to access financing resources on acceptable terms.

•	Offer Price and Right to Participate in Annaly’s Future Growth. The MTGE special committee and the MTGE board of directors considered:

•	the fact that the value of the consideration represents a premium of approximately 12% to the 60-day volume-weighted average price of MTGE common stock ending on April 30, 2018;

•	the fact that for each outstanding share of MTGE common stock accepted for payment in the offer or converted and exchanged in the merger the holder thereof will be entitled to receive approximately 50% of the consideration in Annaly common stock and, therefore, participate in the upside potential of the combined company;

•	the ability for stockholders to elect stock consideration which may allow them to defer a portion of their taxable gain;

•	the fact that in lieu of receiving the mixed consideration, holders of shares of MTGE common stock may elect to receive, for each share of MTGE common stock that they hold, the all-cash consideration or the all-stock consideration, in each case, subject to proration;

•	the belief of the MTGE special committee that as a result of extensive negotiations between the parties it had obtained Annaly’s best and final offer for the MTGE common stock, which was increased multiple times from Annaly’s initial proposal of 95% of book value to 100% of book value per share; and

•	the offer and the merger are expected to be immediately accretive to Annaly’s earnings per share.

•	Evaluation of Strategic Alternatives. The MTGE special committee’s and the MTGE board of directors’ belief that the value offered to MTGE’s stockholders in the offer and merger was more favorable to MTGE’s stockholders on a risk-adjusted basis than the potential value of remaining an independent public company and that the value per share obtained was the highest per share consideration that was reasonably attainable. This belief was supported in part by the results of the MTGE special committee’s evaluation of strategic alternatives, through which MTGE and its financial advisor engaged with other parties that were believed to be the most able and willing to pay the highest price for MTGE and MTGE received alternative acquisition proposals that were not as favorable to MTGE and its stockholders as the offer and merger with Annaly (as more fully described above in “—Background of the Offer”).

•

Negotiations with Annaly. The MTGE special committee considered the course of negotiations between MTGE and Annaly, resulting in multiple increases in the price per share originally offered by Annaly, as well as several changes in the terms and conditions of the merger agreement from the terms and conditions proposed by Annaly that were favorable to MTGE. The MTGE special committee believed, based on these negotiations, that the offer price was the highest price per share that Annaly was willing to pay and that the merger agreement contained the most favorable terms to MTGE to which Annaly was willing to agree.

•	No Financing Condition. The MTGE special committee considered the contractual representation of Annaly and Purchaser that they would have access to sufficient funds to pay the amounts required to be paid under the merger agreement and that the offer and the merger are not subject to a financing condition.

•	Benefits of Combining with Annaly of Increased Scale, Portfolio Diversity and other Operating Considerations. The MTGE special committee and the MTGE board of directors considered the following benefits and operating considerations in combining with Annaly:

•	the increased portfolio diversification of the combined company, taking into account Annaly’s diversified portfolio of agency and non-agency mortgage-backed securities, commercial real estate debt and equity and commercial credit and MTGE’s portfolio which consists of agency and non-agency residential mortgage backed securities and healthcare real estate assets;

•	the potential access to capital and asset acquisition opportunities resulting from the scale and resources of the combined company, the fact that Annaly’s average expenses have historically been a lower percentage of assets and equity than other residential mortgage REITs, and the potential for increased capital allocation alternatives for the combined company;

•	the potential access to additional financing resources that would not be available to MTGE as a stand-alone company; and

•	the continuing access to Annaly’s external manager with broad expertise and resources to invest across a range of asset classes at a cost that has historically been a lower percentage of assets and equity than other residential mortgage REITs.

•	Opinion of Barclays and Related Analysis. The MTGE special committee and the MTGE board of directors considered the oral opinion of Barclays, subsequently confirmed in writing, dated May 2, 2018, that, as of such date, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Barclays in preparing its written opinion, as set forth in such written opinion, the Aggregate Consideration (as defined in the written opinion) to be offered to the holders of the shares of MTGE common stock (other than the stockholders of Cancelled Shares (as defined in the written opinion)) in the offer was fair from a financial point of view to such holders, as more fully described below in “—Opinion of MTGE Special Committee’s Financial Advisor.” The MTGE special committee and the MTGE board of directors were aware that Barclays will become entitled to certain fees upon consummation of the offer and merger, as more fully described below in “—Opinion of MTGE Special Committee’s Financial Advisor.”

•	Other Terms of the Merger Agreement. The MTGE special committee and the MTGE board of directors considered certain other terms of the merger agreement, which are more fully described in the prospectus/offer to exchange under the caption “Merger Agreement.” Certain provisions of the merger agreement that the MTGE special committee and the MTGE board of directors considered important included:

•	the merger agreement provides for the prompt commencement of the offer, which may enable holders of MTGE common stock who tender their shares into the offer to receive their consideration more quickly than in a transaction structured as a one-step merger;

•

the ability to respond to unsolicited acquisition proposals by the MTGE board of directors, upon the recommendation of the MTGE special committee and determination that the failure to take such action would be inconsistent with the directors’ duties under applicable law, and to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see the section of the prospectus/offer to exchange captioned “Merger Agreement—No Solicitation of Other Offers by MTGE” for more information);

•	the right of the MTGE board of directors to change or withdraw its recommendation to holders of MTGE common stock, following receipt of an unsolicited superior proposal or upon the occurrence of certain other intervening events and upon the recommendation of the MTGE special committee and determination that the failure to take such action would be inconsistent with the directors’ duties under applicable law (see the section of the prospectus/offer to exchange captioned “Merger Agreement—Change in Recommendation” for more information);

•	the right of the MTGE board of directors to terminate the merger agreement and to accept a superior proposal, if certain conditions are met, subject to the payment of the termination fee to Annaly (see the section of the prospectus/offer to exchange captioned “Merger Agreement—Termination of the Merger Agreement—Termination by MTGE” for more information);

•	the fact that Purchaser’s obligations to purchase (and Annaly’s obligation to cause the Purchaser to purchase) the shares of MTGE common stock tendered in the offer and to close the merger are subject to limited conditions, and that the offer and the merger are reasonably likely to be consummated; and

•	the fact that the Purchaser must generally extend the offer for one or more periods until the offer conditions have been satisfied.

The MTGE special committee in making its recommendation to the MTGE board of directors and the MTGE board of directors in making its determination also identified and considered the following potentially negative factors in its deliberations:

•	Fluctuations in the Price of Annaly Common Stock. The MTGE special committee and the MTGE board of directors considered the fact that holders of shares of MTGE common stock who receive shares of Annaly common stock in the offer or the merger will receive a fixed number of shares of Annaly common stock, which is based on the MTGE common stock being valued at $19.65 per share and the volume weighted average closing price of Annaly common stock for the ten trading day period ended April 30, 2018, and such number of shares will not be adjusted for any decrease in the trading price of shares of Annaly common stock between the date of the merger agreement and the completion of the offer or the merger, and the fact that MTGE is not permitted to terminate the merger agreement solely because of changes in the market price of shares of Annaly common stock;

•	Non-Solicitation Covenant. The MTGE special committee and the MTGE board of directors considered the fact that the merger agreement imposes restrictions on soliciting and responding to competing acquisition proposals from third parties;

•	Termination Fee. The MTGE special committee and the MTGE board of directors considered that the termination fee of $35,118,500.00 payable in cash to Annaly if the merger agreement is terminated under certain circumstances, including if the merger agreement is terminated in order for the MTGE board of directors to accept a superior proposal, may discourage third parties that may otherwise have an interest in a business combination with, or an acquisition of, MTGE from pursuing such a transaction;

•	Interim Operating Covenants. The MTGE special committee and the MTGE board of directors considered that the merger agreement imposes restrictions on the conduct of the business of MTGE and its subsidiaries prior to the consummation of the merger (see the section of the prospectus/offer to exchange captioned “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on MTGE’s Operations”);

•	Risks the Offer and Merger May Not Be Completed. The MTGE special committee and the MTGE board of directors considered the following factors in connection with the risk that the offer and the merger may not be completed:

•	the risk that the conditions to the offer may not be satisfied and that, therefore, shares of MTGE common stock may not be purchased pursuant to the offer and the merger may not be consummated; and

•	the risks and costs to MTGE of the adverse effect of the resulting public announcement of any termination of the merger agreement on the market price of shares of MTGE common stock, and operating results of MTGE, particularly in light of the diversion of management resources from operational matters and other strategic opportunities and the costs incurred in connection with the transaction;

•	Potential Conflict of Interest Relating to Termination of Management Agreement. The MTGE special committee and the MTGE board of directors considered the potential conflict of interest created as a result of the amendment to, and termination of, the Management Agreement in connection with the transaction and the resulting payment of a termination fee to the Manager;

•	Interests of Directors and Executive Officers. The MTGE special committee and the MTGE board of directors considered the interests of certain directors and executive officers in the merger, each as more fully described in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of MTGE” and “Item 8.—Additional Information—Quantification of Potential Payments and Benefits to MTGE Named Executive Officers in Connection with the Merger”;

•	Regulatory Approvals. The MTGE special committee and the MTGE board of directors considered the period of time necessary to obtain the regulatory approvals that would be required to consummate the offer;

•	Cash Component of Consideration. The MTGE special committee and the MTGE board of directors considered that the holders of MTGE common stock who receive cash consideration, either because of an affirmative election or because of subsequent proration, will not be able to participate in the future benefits of the combined company and the fact that the receipt of cash will be a taxable transaction for U.S. federal income tax purposes; and

•	Other Risks of the Offer and the Merger. The MTGE special committee and the MTGE board of directors also considered the following additional risks:

•	the substantial costs to be incurred in connection with the transaction;

•	the absence of appraisal rights for holders of MTGE common stock under Maryland law and MTGE’s charter; and

•	the risks described in the section captioned “Risk Factors” in the prospectus/offer to exchange.

Although the foregoing discussion sets forth the material factors considered by the MTGE special committee in making its recommendation to the MTGE board of directors and the MTGE board of directors in reaching its determination, it does not include all of the factors considered by either the MTGE special committee or the MTGE board of directors, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, neither the MTGE special committee nor the MTGE board of directors found it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. Both the MTGE special committee and the MTGE board of directors realized that there can be no assurance about future results, including results expected or considered in the factors above. However, both the MTGE special committee and the MTGE board of directors concluded that the potential positive factors described above significantly outweighed the negative factors described above. The recommendations were made after consideration of all of the factors as a whole.

THE MTGE BOARD OF DIRECTORS, ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE MTGE SPECIAL COMMITTEE, HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTION, INCLUDING THE OFFER, THE MERGER AND THE ISSUANCE OF SHARES OF ANNALY COMMON STOCK IN CONNECTION THEREWITH, WERE IN THE BEST INTERESTS OF MTGE AND ITS STOCKHOLDERS, DECLARED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ADVISABLE, APPROVED THE EXECUTION AND DELIVERY BY MTGE OF THE MERGER AGREEMENT, THE PERFORMANCE BY MTGE OF ITS COVENANTS AND AGREEMENTS CONTAINED IN THE MERGER AGREEMENT AND THE CONSUMMATION OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ON THE TERMS AND SUBJECT TO THE CONDITIONS CONTAINED THEREIN, AND RECOMMENDS THAT MTGE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF MTGE COMMON STOCK TO ANNALY IN THE OFFER.

In considering the MTGE special committee’s recommendation and the MTGE board of directors’ determination with respect to the offer and the merger, you should be aware that the Manager and certain executive officers of MTGE and the Manager have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of MTGE stockholders generally. See “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of MTGE” and “Item 8.—Additional Information—Quantification of Potential Payments and Benefits to MTGE Named Executive Officers in Connection with the Merger.”

Unaudited Prospective Financial Information

MTGE does not publicly disclose projections as to future interest income, performance, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, MTGE does not endorse the unaudited prospective financial information included in this document as a reliable indication of future results.

At the request of the special committee’s financial advisor, and on behalf of the special committee, the Manager prepared the MTGE limited unaudited prospective financial information (identified below). This limited unaudited prospective financial information is being included in this document solely because it was made available to the special committee and its financial advisor for use in connection with the financial advisor’s analyses and opinion. The MTGE limited unaudited prospective financial information was also made available to Annaly and its financial advisors. While the limited unaudited prospective financial information presented below was reviewed by the special committee, such information was not reviewed or approved by the full MTGE board of directors. As such, the unaudited prospective financial information may vary from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors, including (but not limited to) changes in the MTGE investment portfolio and changes in interest rates, trading activity, market valuations, general market and economic conditions, capital commitments, other unexpected changes that cannot be predicted with any certainty, or at all, and the other factors described below. Although presented with numerical specificity, the limited unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the Manager.

Additionally, MTGE’s future financial results may also materially differ from those expressed in the unaudited prospective financial information due to numerous factors that are beyond MTGE’s, Annaly’s or anyone else’s ability to control or predict, including with respect to the interest rate environment, industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to MTGE’s business, including with respect to MTGE’s investment and capital allocation strategy and future business initiatives. The assumptions underlying the unaudited prospective financial information may not prove to have been, or may no longer be, accurate.

The Manager estimated the unaudited prospective financial information in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the unaudited prospective financial information has not been updated to reflect revised prospects for MTGE’s business and investment portfolio, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such unaudited prospective financial information was prepared, including costs and expenses of the merger or other obligations or limitations on its business, operations, affairs or activities imposed by the merger agreement.

Specifically, the unaudited prospective financial information is based on the MTGE unaudited balance sheet as of December 31, 2017, and unaudited investment portfolio as of March 31, 2018 and does not take into account any circumstances or events occurring after April 1, 2018, and specifically does not include any financial or other consequences resulting from the May 2, 2018 announcement of the offer and the merger or subsequent integration planning activities to follow. Additionally, the unaudited prospective financial information does not give effect to any other changes that may result from the offer, the merger or the other transactions contemplated by the merger agreement or compliance with the terms of the Merger Agreement.

Moreover, the unaudited prospective financial information was based upon numerous assumptions, and the realization of any or all of these assumptions is uncertain. As such, stockholders are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this document, including in making a decision as to whether to tender their shares of MTGE common stock in the offer. The following are among the assumptions used for preparing the unaudited prospective financial information:

•	no material change in leverage;

•	fed funds rate projected increase of 50 basis points over the next four quarters;

•	no material change in agency mortgage backed securities and non-agency mortgage backed securities spreads;

•	no capital raises or repurchase or retirement of shares throughout the projection period;

•	no changes in common shares outstanding; and

•	no changes in tangible book value over the forecast period.

Given the high degree of uncertainty of the aforementioned assumptions, actual results are likely to differ from the unaudited prospective financial information, and such differences may be material. Without limiting the generality of the foregoing, nothing in the unaudited prospective financial information reflects any change in or intention to change MTGE dividend payment practices, and the merger agreement imposes limitations on the payment of dividends.

THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE UPDATED SINCE THE DATE OF ITS PREPARATION TO REFLECT CIRCUMSTANCES EXISTING AT OR AFTER THE DATE OF ITS PREPARATION OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS AFTER MARCH 31, 2018, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

The inclusion of this information should not be regarded as an indication that MTGE, the Manager, the MTGE board of directors, Barclays, the Purchaser, Annaly, the Annaly board of directors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information included in this document covers multiple quarterly periods, such information by its nature becomes less predictive with each successive quarterly period. Holders of shares of MTGE common stock are urged to review the section of the prospectus/offer to exchange titled “Risk Factors” and SEC filings of MTGE for a description of risk factors with respect to the business of MTGE. See “Forward-Looking Statements,” and “Where to Obtain More Information” and the section of the prospectus/offer to exchange captioned “Risk Factors.”

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, Ernst & Young LLP does not express an opinion or provide any form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the unaudited prospective financial information. The Ernst & Young LLP report incorporated by reference into this document relates to MTGE’s historical financial information. It does not extend to the prospective financial information of MTGE and should not be read to do so.

The inclusion of the unaudited prospective financial information below should not be deemed an admission or representation by MTGE, the Manager, the Purchaser, Annaly, Barclays, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding MTGE, and in fact MTGE views such information as non-material because such information is based on preliminary assessments of future performance that are inconsistent with past experience, practice and results and involves inherent risks and uncertainties.

The unaudited prospective financial information is not being included in this document to influence your decision whether to tender your shares of MTGE common stock in the offer, but solely because such information was provided to Barclays and/or Annaly.

The unaudited prospective financial information should be evaluated, if at all, only in conjunction with the historical financial statements and other information regarding MTGE contained in MTGE’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this document, including in making a decision as to whether to tender their shares of MTGE common stock in the offer.

MTGE Forecast

(in millions, except per share data)	Q2-2018	Q3-2018	Q4-2018	2019	2020
Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization	$27	$26	$26	$106	$106
Shares outstanding	46	46	46	46	46
Net Spread, Dollar Roll and Healthcare Income Per Common Share, excluding “catch up” amortization	$0.58	$0.56	$0.57	$2.32	$2.32

The following information was used for reference:

($ per share)	Q2-2018	Q3-2018	Q4-2018	2019	2020
Median Street Estimate (1)	$0.50	$0.50	$0.50	$1.85	—

(1)	EPS estimated based on median analyst estimates available to Barclays through FactSet.

Annaly Forecast (1)

The following tables present additional limited unaudited prospective financial data with respect to Annaly that was made available to MTGE and Barclays in connection with its evaluation of the offer and the merger.

	For the quarter ending
($ in ‘000s)	Q2-2018	Q3-2018	Q4-2018	Q1-2019	Q2-2019	Q3-2019
Interest Income	$800,616	$817,063	$825,171	$833,144	$843,156	$853,468
Core Earnings (ex. PAA) (2)	$346,670	$341,767	$336,924	$329,033	$328,827	$330,225

(1)	The following are among the assumptions used for preparing the Annaly forecast: static interest rates through the prospective periods with no change in overall level of interest rates or shape of the yield curve; no material changes in overall size of portfolio assets; no material changes in leverage; no material changes in portfolio net interest margins or net interest spreads; and no material changes in hedge ratio or net duration measures.
(2)	Core earnings is a non-GAAP measure and is defined as net income (loss) excluding gains or losses on disposals of investments and termination or maturity of interest rate swaps, unrealized gains or losses on interest rate swaps and investments measured at fair value through earnings, net gains and losses on trading assets, impairment losses, net income (loss) attributable to noncontrolling interest, transaction expenses and certain other non-recurring gains or losses, and inclusive of TBA dollar roll income (a component of Net gains (losses) on trading assets) and realized amortization of MSRs (a component of net unrealized gains (losses) on investments measured at fair value through earnings). Core earnings (excluding PAA) excludes the premium amortization adjustment representing the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to Annaly’s Agency mortgage-backed securities.

Please see the section below entitled “Opinion of MTGE Special Committee’s Financial Advisor—Summary of Material Financial Analysis” for more information regarding the foregoing.

Opinion of MTGE Special Committee’s Financial Advisor

The MTGE special committee engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for MTGE, including a possible sale of MTGE, pursuant to an engagement letter dated March 29, 2018. On May 2, 2018, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the MTGE special committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the aggregate consideration to be offered to the stockholders of MTGE in the proposed offer and merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of May 2, 2018, is attached as Annex A to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the MTGE special committee, addresses only the fairness, from a financial point of view, of the aggregate consideration to be offered to the stockholders of MTGE and does not constitute a recommendation to any stockholder of MTGE as to whether or not such stockholder should tender the shares of common stock pursuant to the offer or how such stockholder should act with respect to the transaction. The terms of the proposed transaction were determined through arm’s-length negotiations between the MTGE special committee and Annaly and were approved by the MTGE board of directors (following the unanimous recommendation of the MTGE special committee). Barclays did not recommend any specific form of consideration to MTGE or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, MTGE’s underlying business decision to proceed with or effect the proposed transaction, the likelihood of the consummation of the proposed transaction, or the relative merits of the proposed transaction as compared to any other transaction in which MTGE may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation paid to the Manager or to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the aggregate consideration to be offered to the stockholders of MTGE in the proposed transaction. No limitations were imposed by the MTGE special committee upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of May 1, 2018, and the specific terms of the proposed transaction as set forth therein;

•	reviewed and analyzed publicly available information concerning MTGE that Barclays believed to be relevant to its analysis, including MTGE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	reviewed and analyzed publicly available information concerning Annaly that Barclays believed to be relevant to its analysis, including Annaly’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MTGE furnished to Barclays by MTGE, including financial projections of MTGE prepared by the Manager (the “MTGE Projections”);

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Annaly furnished to Barclays by Annaly, including financial projections of Annaly prepared by the Annaly Manager (the “Annaly Projections”);

•	reviewed and analyzed a trading history of MTGE common stock from August 4, 2011 through May 1, 2018 and a trading history of Annaly common stock from August 4, 2011 to May 1, 2018, and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of MTGE and Annaly with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and net asset value of MTGE and Annaly and price targets of MTGE and Annaly;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the Manager and the Annaly Manager concerning Annaly’s business, operations, assets, liabilities, financial condition and prospects;

•	had discussions with the Manager and the Annaly Manager concerning MTGE’s business, operations, assets, liabilities, financial condition and prospects; and

•	has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of each of the Manager and the Annaly Manager that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the MTGE Projections, upon the advice and at the direction of the MTGE special committee, Barclays has assumed that such projections, based on the assumptions stated therein, have been reasonably prepared and reflect the most reasonable currently available estimates and judgments of the Manager as to MTGE’s future financial performance and that MTGE would perform substantially in accordance with such projections. With respect to the Annaly Projections, upon the advice and at the direction of the MTGE special committee, Barclays has assumed that such projections, based on the assumptions stated therein, have been reasonably prepared and reflect the most reasonable currently available estimates and judgments of the Annaly Manager as to Annaly’s future financial performance and that Annaly would perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of MTGE or Annaly and did not make or obtain any evaluations or appraisals of the assets or liabilities of MTGE or Annaly. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, May 2, 2018. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, May 2, 2018. Barclays expressed no opinion as to the prices at which shares of MTGE common stock would trade following the announcement of the proposed transaction or shares of Annaly common stock would trade following the announcement or consummation of the proposed transaction. Barclays’ opinion should not be viewed as providing any assurance that the market value of the shares of Annaly common stock to be held by the stockholders of MTGE after the consummation of the proposed transaction will be in excess of the market value of MTGE common stock owned by such stockholders at any time prior to the announcement or consummation of the proposed transaction.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice and at the direction of the MTGE special committee, that all material governmental, regulatory and third party approvals, consents and releases for the proposed transaction would be obtained within the constraints contemplated by the merger agreement and that the proposed transaction will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood MTGE had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the MTGE common stock but rather made its determination as to fairness, from a financial point of view, to MTGE’s stockholders of the aggregate consideration to be offered to such stockholders in the proposed offer and merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the MTGE special committee. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and review, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MTGE or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and review is identical to MTGE, Annaly, the Purchaser or the proposed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of MTGE, the Manager, Annaly, the Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis

In order to assess how the market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of MTGE and of Annaly, Barclays reviewed and compared specific financial and operating data relating to MTGE and Annaly, respectively, with selected companies that Barclays, based on its experience in the Mortgage REIT industry, deemed comparable to MTGE and Annaly, respectively. The selected comparable companies with respect to MTGE were:

•	Two Harbors Investment Corp.

•	Annaly Capital Management, Inc.

•	ARMOUR Residential REIT, Inc.

•	Invesco Mortgage Capital Inc.

The selected comparable companies with respect to Annaly were:

•	AGNC Investment Corp.

•	ARMOUR Residential REIT, Inc.

•	Capstead Mortgage Corporation

Barclays calculated and compared various financial multiples and ratios of MTGE and Annaly and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each applicable company’s (i) price per share as of May 1, 2018 as a multiple of tangible book value per share as of December 31, 2017 (“P/TBV 12/31”) and as of March 31, 2018, (“P/TBV 3/31”), (ii) ratio of its current stock price to its calendar year 2018 estimated earnings per share (commonly referred to as a price earnings ratio, or P/E), based on each of (x) the MTGE Projections (“Mgt.”)(1) and (y) market data, with such median based upon research reports available to Barclays (“Street”) and (iii) implied dividend yield by annualizing the dividends paid in the most recent quarter.

The results of this selected comparable company analysis are summarized below:

MTGE Peers	Low	Mean	Median	High
P / TBV (1)	0.88x	0.92x	0.92x	0.97x
P / ‘18E Earnings (2)	8.1x	8.9x	9.1x	9.3x
Dividend Yield	10.0%	11.1%	11.0%	12.3%

(1)	Tangible book value based on latest tangible book value publically available
(2)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

MTGE	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$19.61	0.85x – 0.95x	$16.67 – $18.63
P/TBV 12/31	$20.62	0.85x – 0.95x	$17.53 – $19.59
P/2018E (Mgt.) (1)	$2.29	8.5x – 9.5x	$19.47 – $21.76
P/2018E (Street)	$1.98	8.5x – 9.5x	$16.83 – $18.81
Annualized Dividend Yield	$2.00	12.0% – 10.0%	$16.67 – $20.00

(1)	Represents Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization.

Annaly Peers	Low	Mean	Median	High
P / TBV (1)	0.87x	0.93x	0.92x	1.01x
P / ‘18E Earnings (2)	7.9x	10.6x	9.3x	14.5x
Dividend Yield	7.0%	9.5%	10.0%	11.4%

(1)	Tangible book value based on latest tangible book value publically available
(2)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

Annaly	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$10.40	0.90x – 1.00x	$9.36 – $10.40
P/2018E (Mgt.)	$1.18	8.0x – 10.5x	$9.47 – $12.43
Annualized Dividend Yield	$1.20	11.5% – 10.0%	$10.43 – $12.00

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with MTGE or Annaly, as applicable. However, because no selected comparable company is exactly the same as MTGE or Annaly, as applicable, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MTGE or Annaly, as applicable, and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between MTGE or Annaly, as applicable, and the companies included in the selected company analysis.

Barclays noted that on the basis of the selected comparable company analysis, the transaction consideration of $19.65 per MTGE share was (i) above the range of implied values per share of $16.67 – $18.63 derived from the P/TBV 3/31 calculation, (ii) above the range of implied values per share of $17.53 – $19.59 derived from the P/TBV 12/31 calculation, (iii) within the range of implied values per share of $19.47 – $21.76 derived from the P/2018E (Mgt.) calculation, (iv) above the range of implied values per share of $16.83 – $18.81 derived from the P/2018E (Street) calculation and (v) within the range of implied values per share of $16.67 – $20.00 derived from the annualized dividend yield calculation.

Barclays also noted that on the basis of the selected comparable company analysis, the transaction exchange ratio price of $10.32 per Annaly share was within the range of implied exchange ratios per share of (i) $9.36 – $10.40 derived from the P/TBV 3/31 calculation and (ii) $9.47 – $12.43 derived from the P/2018E (Mgt.) calculation, and below the range of implied exchange ratios per share of (iii) $10.43 – $12.00 derived from the annualized dividend yield calculation. The exchange ratio price of $10.32 is the price per share of Annaly shares which was used in the calculation of exchange ratios.

Selected Precedent Transactions Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions with a focus on U.S. target companies based on, among other things, the similarity of the applicable target companies in the transactions to MTGE with respect to the size, industry or business mix, margins, competitive dynamics and other characteristics of their businesses. Barclays reviewed the following transactions:

Date Announced	Acquiror	Target
April 26, 2018	Two Harbors Investment Corp.	CYS Investments, Inc.
April 11, 2016	Annaly Capital Management, Inc.	Hatteras Financial Corporation
April 7, 2016	Sutherland Asset Management Corp	ZAIS Financial Corp.
March 2, 2016	ARMOUR Residential REIT, Inc.	JAVELIN Mortgage Investment Corp.
February 26, 2016	Apollo Commercial Real Estate Finance, Inc.	Apollo Residential Mortgage

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of MTGE and the companies included in the selected precedent transaction analysis. Although none of the selected transactions is directly comparable to the transaction, the target companies in the selected transactions were companies that, for purposes of analysis, may be considered similar to MTGE.

Accordingly, for the above selected transactions, based on information from SEC filings, SNL Financial and FactSet, Barclays calculated and reviewed the final announced transaction price as a multiple of the target company’s last reported book value as of the time of announcement, which is referred to as “Transaction P/BV”. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

	Low	Mean	Median	High
Transaction P/BV	0.85x	0.92x	0.89x	1.05x

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $19.65 per share was within the range of implied values per share of $16.67—$20.60 calculated using March 31, 2018 tangible book value.

Dividend Discount Analysis of MTGE

Barclays performed a dividend discount analysis on MTGE using the MTGE Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Barclays used two different methods to calculate annual discount rates that were then applied to the MTGE Projections and a range of terminal values estimated using a price to tangible book value ratio (“P/TBV”) methodology. In one method, Barclays calculated a range implied by the dividend yield of selected comparable companies, resulting in a selected discount range of 10.0% to 12.0%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020). Barclays calculated the net present value of the dividends and the net present value of the terminal value, which was based on applying the value range of 0.85x to 0.95 to quarter-11 tangible book value, and then divided by the number of fully diluted shares to get an implied value per share. This analysis assumed 100% of Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization, is paid out through dividends to common shareholders of MTGE. This analysis resulted in a range of implied present values per share of MTGE common stock of $17.59 to $19.86. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 8.0% to 9.5%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020). This analysis resulted in a range of implied present values per share of MTGE common stock of $18.55 to $20.75

Barclays noted that on the basis of the dividend discount analysis, the transaction consideration of $19.65 was within the range of implied values per share calculated using the MTGE Projections.

Dividend Discount Analysis of Annaly

Barclays performed a dividend discount analysis on Annaly using the Annaly Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Additionally, based on diligence, a 2.0% decline in tangible book value per share was modeled over the forecast period. Barclays used two different methods to calculate annual discount rates that were then used in the subsequent dividend discount analysis and applied to the Annaly Projections and a range of terminal values estimated using a P/TBV methodology. In one method, Barclays calculated a discount range implied by the dividend yield of selected comparable companies, resulting in a selected range of 10.0% to 11.5%. Barclays then applied those discount rates to the Annaly Projections and calculated the net present value of the dividends and the net present value of the terminal value, which was based on applying the value range of 0.90x to 1.00x to quarter-6 tangible book value, and then divided by the number of fully diluted shares (1,160 million shares) to get an implied value per share. This analysis assumed 100% of core earnings (Ex. PAA) are paid out through dividends to common shareholders of Annaly. This analysis resulted in a range of implied present values per share of Annaly common stock of $9.37 to $10.43. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 6.0% to 8.0%. Barclays then applied those discount rates to the Annaly Projections and an estimated terminal value (based on projected tangible book value in 4Q2020). This analysis resulted in a range of implied present values per share of Annaly common stock of $9.80 to $10.99

Barclays noted that on the basis of the dividend discount analysis, the transaction exchange ratio price of $10.32 was within the range of implied values per share calculated using the Annaly Projections.

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the Historical Trading and the Analyst Target Prices, each described below.

Historical Trading

To illustrate the trend in the historical trading prices of the MTGE and Annaly shares, respectively, Barclays reviewed, for informational purposes, historical data with regard to the trading prices of such shares for the period from August 4, 2011 to May 1, 2018 and compared such data with the relative stock price performances during the same periods of the respective selected companies listed under the caption “Selected Comparable Company Analysis” above.

Barclays noted that during the period from May 1, 2017 to May 1, 2018, the price of the MTGE common stock ranged from $16.15 to $20.00 and that during the period from May 1, 2017 to May 1, 2018, the price of the Annaly common stock ranged from $10.00 to $12.73.

Analyst Target Prices

Barclays reviewed, for informational purposes, as of May 1, 2018, the publicly available price targets of the MTGE and Annaly common stock published by equity research analysts associated with various Wall Street firms and available through FactSet and SNL Financial. The research analysts’ price target per share of MTGE common stock ranged from $19.00—$21.00 per share and the price target per share of Annaly common stock ranged from $10.00—$11.50 per share. The publicly available share price targets published by such equity research analysts do not necessarily reflect the current market trading price for MTGE or Annaly common stock and these estimates are subject to uncertainties, including future financial performance of MTGE and Annaly and future market conditions.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The MTGE special committee selected Barclays because of its familiarity with MTGE and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the MTGE special committee in connection with the proposed transaction and will receive compensation for its services in connection with the proposed transaction, $500,000 of which became payable from MTGE to Barclays upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. A retainer fee of $125,000 per month, which is referred to as the “Retainer Fee”, also became payable to Barclays as of March 29, 2018 . The Retainer Fee may not exceed $500,000. Barclays will receive compensation of $7 million upon consummation of the offer against which the amounts paid pursuant to the Opinion Fee (but not the Retainer Fee) will be credited. In addition, MTGE has agreed to reimburse Barclays for a portion of its reasonable and documented out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by MTGE and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for MTGE and Annaly in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has not performed any investment banking and financial services for MTGE or Annaly for which it has earned investment banking fees.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of MTGE and Annaly for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The MTGE special committee retained Barclays as its financial advisor in connection with the transaction and, in connection with such engagement, Barclays provided to the MTGE special committee and the Board Barclays’ opinion described in “Item 4. The Solicitation or Recommendation—Opinion of MTGE Special Committee’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference. The MTGE special committee selected Barclays as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Barclays’ services as the MTGE special committee’s financial advisor, Barclays will receive compensation of approximately $7 million upon consummation of the offer, against which the amounts paid pursuant to the Opinion Fee (but not the Retainer Fee) will be credited. In addition, MTGE has agreed to reimburse Barclays for its expenses, including attorneys’ fees and disbursements, and to indemnify Barclays and related persons against various liabilities, including certain liabilities under the federal securities laws. A more detailed description of such fees is provided above in “Item 4. The Solicitation or Recommendation—Opinion of MTGE Special Committee’s Financial Advisor.”

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of MTGE common stock have been affected during the sixty days prior to the date of this Schedule 14D-9 by MTGE or, to MTGE’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Sean P. Reid	5/9/2018	6,334	19.45	Disposition
Donald Holley	5/7/2018	14,283	19.68	Disposition
Aaron Pas	5/7/2018	39,751	19.65	Disposition
Donald Holley	5/4/2018	10,000	19.57	Disposition
Julia Lynn Coronado	5/1/2018	4,132	18.15	Grant of Restricted Stock Units
Robert M. Couch	5/1/2018	4,132	18.15	Grant of Restricted Stock Units
Randy E. Dobbs	5/1/2018	4,132	18.15	Grant of Restricted Stock Units
Sean P. Reid	3/20/2018	362	17.63	Disposition
Christopher Kuehl	3/19/2018	3,589	17.76	Disposition

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, MTGE is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving MTGE or any subsidiary of MTGE; (ii) a purchase, sale or transfer of a material amount of assets of MTGE or any subsidiary of MTGE; (iii) a tender offer for or other acquisition of MTGE’s securities by MTGE, any subsidiary of MTGE, or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of MTGE. As described in the merger agreement, the MTGE board of directors, in connection with the exercise of each director’s duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal. (See the section of the prospectus/offer to exchange captioned “Merger Agreement—No Solicitation of Other Offers by MTGE” for more information.)

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the MTGE board of directors, agreement in principle, or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

All of MTGE’s executive officers are employees of the parent of the Manager and receive no compensation from MTGE. There are no agreements or understandings, whether written or unwritten, between any executive officer of MTGE and MTGE or Annaly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the merger.

Regulatory Approvals

Annaly and MTGE conduct operations in a number of jurisdictions where regulatory filings or approvals may be required or advisable in connection with the completion of the offer and the merger. In particular, because certain subsidiaries of MTGE are borrowers under loans insured by HUD or serviced loans insured by the U.S. Federal Housing Administration, an office of HUD, or owned by Fannie Mae, the approval of HUD and Fannie Mae may be required to close the offer. Additionally, it is a condition to the closing of the offer that these regulatory approvals, if required, are obtained, which condition may be waived by Annaly in its sole discretion. The merger agreement provides that the parties must use their reasonable best efforts to obtain the approvals that are necessary, proper or advisable to consummate the offer and the merger. Annaly and MTGE have initiated a process to obtain these approvals.

Although we do not expect regulatory authorities to raise any significant objections in connection with their review of the offer and merger, we cannot assure you that we will obtain all required regulatory approvals on a timely basis (or at all) or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the offer and the merger.

MTGE has been advised that the offer and the merger are exempt from the pre-notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Therefore, we are not attempting to comply with those requirements. The fact that a transaction is exempt from the requirements of the HSR Act does not preclude the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, we do not believe that the offer or the merger will be viewed as violating the antitrust laws.

No Appraisal Rights or Rights of Objecting Stockholders

No appraisal or dissenters’ rights or rights of objecting stockholders are available to MTGE stockholders in connection with the offer or the merger under MTGE’s organizational documents or the Maryland General Corporation Law (the “MGCL”). MTGE is a Maryland corporation, and Title 3, Subtitle 2, and in particular Section 3-202, of the MGCL give a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. MTGE satisfies the exceptions for (a) shares listed on a national securities exchange and (b) the denial of appraisal rights contained in MTGE’s charter.

Maryland Business Combination Act

MTGE is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws. The Maryland Business Combination Act prohibits “business combinations” between MTGE and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of MTGE voting stock; or

•	an affiliate or associate of MTGE who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of MTGE.

A person is not an interested stockholder if the MTGE board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the MTGE board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the MTGE board of directors.

After the five-year prohibition, any business combination between MTGE and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the MTGE board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of MTGE; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of MTGE other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if holders of MTGE common stock receive a minimum price, as defined under the Maryland business combination statute, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The MTGE board of directors has adopted a resolution exempting from the business combination provisions: (i) any business combination between MTGE and Annaly and the Purchaser, (ii) any business combination between MTGE and any other person, provided that the business combination is first approved by a majority of the directors of MTGE (including a majority of the directors who are not affiliates or associates of such person) and (iii) any person acting in concert with any of the foregoing; consequently, these provisions will not apply to the offer or the merger.

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are MTGE employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power

(except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the MTGE board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, MTGE may present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by the control share acquisition statute, then, subject to certain conditions and limitations, MTGE may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares were considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if MTGE is a party to the transaction, nor does it apply to acquisitions approved by or exempted by MTGE’s charter or bylaws.

MTGE’s bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of MTGE common stock and, consequently, the control share acquisitions statute will not apply to the offer or the merger.

Stockholder Approval Not Required

Under the MGCL and MTGE’s charter, if Annaly, through the Purchaser, acquires, pursuant to the offer or otherwise, at least a majority of the total number of outstanding shares of MTGE common stock entitled to vote on the matter, the merger may be effected without any action by the stockholders of MTGE. Accordingly, after the purchase of shares of MTGE common stock by the Purchaser pursuant to the offer, the parties will effect the closing of the merger without a vote of the stockholders of MTGE in accordance with Section 3-106.1 of the MGCL. As required by, and subject to the terms and conditions of, the merger agreement and Section 3-106.1 of the MGCL, all of the outstanding shares of MTGE common stock not purchased pursuant to the offer (other than any shares of MTGE common stock owned immediately prior to the effective time of the merger by Annaly or the Purchaser or any subsidiary of Annaly, the Purchaser or MTGE) will, in the merger, receive the same amount and type of consideration that is being provided to holders of shares of MTGE common stock tendered in offer.

If the Purchaser and Annaly own less than all of the outstanding shares of MTGE common stock as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of MTGE’s stockholders who otherwise would have been entitled to vote on the merger at least 30 days prior to the completion of the short-form merger. Such notice appears under the caption “Notice of Offer and Merger under Section 3-106.1 of the Maryland General Corporation Law” contained in the prospectus/offer to exchange and is incorporated herein by reference.

Certain Litigation

From time to time, MTGE may be involved in legal proceedings arising in the ordinary course of business. MTGE is not currently party to any material legal proceedings. However, lawsuits may be filed against MTGE, Annaly, the Purchaser and/or any of their respective directors in connection with the offer or merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the offer and the merger; any statements regarding the expected timing of the completion of the offer and the merger; any statements regarding the ability to complete the offer or the merger considering the various closing conditions, including that the acceptance time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of shares of MTGE common stock are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the merger; uncertainties as to how many of the holders of shares of MTGE common stock will tender their shares of MTGE common stock into the offer; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the offer and the merger making it more difficult for MTGE to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of economic or political conditions outside of MTGE’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by MTGE and Annaly, as well as the Schedule TO filed with the SEC by Annaly and the Purchaser. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of shares of MTGE common stock also may obtain free copies of the documents filed with the SEC by MTGE at www.mtge.com. MTGE does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

MTGE and Annaly are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. MTGE and Annaly are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with MTGE or Annaly, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows MTGE to “incorporate by reference” information into this Schedule 14D-9, which means that MTGE can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

MTGE incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	the Annual Report to Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 27, 2018;

•	the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, as filed with the SEC on May 10, 2018;

•	the Current Reports on Form 8-K, filed with the SEC on February 5, 2018, February 13, 2018, May 2, 2018 (with respect to Item 5.07 only) and May 3, 2018;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017 from the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 22, 2018;

•	the description of MTGE’s common stock set forth or incorporated by reference in MTGE’s Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on August 1, 2011; and

•	the description of MTGE’s 8.125% Series A Cumulative Redeemable Preferred Stock set forth or incorporated by reference in MTGE’s Registration Statement on Form 8-A, including all amendments and reports filed for the purpose of updating such description, filed with the SEC on May 16, 2014.

MTGE also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9.	Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to Annaly’s Registration Statement on Form S-4 filed with the SEC on May 16, 2018 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Annaly and MTGE, dated May 2, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MTGE with the SEC on May 3, 2018)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(D) of Annaly’s Tender Offer Statement on Schedule TO filed with the SEC on May 16, 2018)

(a)(5)(C)	Opinion of Barclays Capital Inc. dated May 2, 2018 (incorporated by reference to Annex A attached to this Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger by and among Annaly, the Purchaser and MTGE, dated as of May 2, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MTGE with the SEC on May 3, 2018)

(e)(2)	Amended and Restated Management Agreement, by and among MTGE Investment Corp., MTGE TRS, LLC and MTGE Management, LLC dated July 1, 2016 (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by MTGE with the SEC on February 27, 2018)

(e)(3)	Amendment to Management Agreement, dated as of May 2, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MTGE with the SEC on May 3, 2018)

Exhibit No.	Description

(e)(4)	American Capital Mortgage Investment Corp. Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed by MTGE with the SEC on February 27, 2018)

(e)(5)	Form of Amended and Restated Equity Incentive Plan Restricted Stock Agreement for independent directors (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by MTGE with the SEC on February 27, 2018)

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTGE INVESTMENT CORP.

Date: May 16, 2018	By:	/s/ Sean P. Reid
Name: Sean P. Reid
Title: Chief Executive Officer

ANNEX A

745 Seventh Avenue New York, NY 10019
United States

CONFIDENTIAL

May 2, 2018

Special Committee of the Board of Directors

MTGE Investment Corp.

2 Bethesda Metro Center, 12th Floor

Bethesda, Maryland 20814

Members of the Special Committee of the Board of Directors:

We understand that MTGE Investment Corp. (the “Company”) intends to enter into a transaction with Annaly Capital Management, Inc. (“Annaly”) pursuant to which (i) Mountain Merger Sub Corporation, a wholly-owned subsidiary of Annaly (“Merger Sub”), will commence an exchange offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (the “Exchange Offer”) pursuant to which Merger Sub will exchange, for each share of Company Common Stock accepted, at the election of the holder thereof either (x) $19.65 in cash (the “Cash Consideration”), (y) 1.9037 shares of common stock, par value $0.01 per share (the “Annaly Common Stock”) of Annaly (the “Stock Consideration”) or (z) $9.82 in cash and 0.9519 shares of Annaly Common Stock (the “Mixed Consideration”), subject to proration and certain other procedures and limitations contained in the Agreement (defined below), and (ii) following consummation of the Exchange Offer, it is contemplated that Merger Sub will merge with and into the Company (the “Merger”, and together with the Exchange Offer, the “Proposed Transaction”) and each outstanding share of Company Common Stock not tendered in the Exchange Offer (other than shares to be cancelled pursuant to the Agreement (the “Cancelled Shares”)) will be converted into the right to receive, at the election of the holder thereof either (x) the Cash Consideration, (y) the Stock Consideration or (z) the Mixed Consideration, subject to proration and certain other procedures and limitations contained in the Agreement (defined below). We also understand that the Company will be paying a termination fee in the amount of $41,659,461.54 (“Termination Fee”) to the Company Manager (as defined below), as to which we express no opinion. The aggregate Cash Consideration, Stock Consideration and Mixed Consideration to be paid for all of the Company Common Stock pursuant to the Exchange Offer and the Merger are collectively referred to herein as the “Aggregate Consideration.” The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of May 2, 2018 (the “Agreement”) by and among Annaly, Merger Sub and the Company. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than stockholders of Cancelled Shares) of the Aggregate Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of the Termination Fee or any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of May 1, 2018, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017; (3) publicly available information concerning Annaly that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by MTGE Management, LLC, the manager of the Company (the “Company Manager”) (the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of Annaly furnished to us by Annaly, including financial projections of Annaly prepared by Annaly Management Company LLC, the manager of Annaly (the “Annaly Manager’) (the “Annaly Projections”); (6) a trading history of Company Common Stock from August 4, 2011 to May 1, 2018 and a trading history of Annaly Common Stock from August 4, 2011 to May 1, 2018, and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Annaly with each other and with those of other companies that we deemed relevant; (8) published estimates of independent research analysts with respect to the future financial performance and net asset value of the Company and Annaly and price targets of the Company and Annaly; and (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the Company Manager and the Annaly Manager concerning Annaly’s business, operations, assets, liabilities, financial condition and prospects and have had discussions with the Company Manager concerning the Company’s business, operations, assets, liabilities, financial condition and prospects, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of each of the Company Manager and the Annaly Manager that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice and at the direction of the Company, we have assumed that such projections, based on the assumptions stated therein, (a) have been reasonably prepared and (b) reflect the most reasonable currently available estimates and judgments of the Company Manager as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Annaly Projections, upon the advice and at the direction of the Company, we have assumed that such projections, based on the assumptions stated therein, (a) have been reasonably prepared and (b) reflect the most reasonable currently available estimates and judgments of the Annaly Manager as to the future financial performance of Annaly and that Annaly will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Annaly and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Annaly. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock would trade following the announcement of the Proposed Transaction or shares of Annaly Common Stock would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of Annaly Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Aggregate Consideration to be offered to the stockholders of the Company (other than the stockholders of Cancelled Shares) in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and Annaly in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have not performed any investment banking and financial services for the Company or Annaly for which we have earned investment banking fees.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Annaly for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee of the Board of Directors of the Company and is rendered to the Special Committee of the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Aggregate Consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

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